Exhibit 99.1

Autohome Inc. Announces Unaudited 2021 Second Quarter and Interim Financial Results

BEIJING, August 25, 2021 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and six months ended June 30, 2021.

Second Quarter 2021 Highlights1

•	Net Revenues in the second quarter of 2021 were RMB1,938.0 million ($300.2 million), compared to RMB2,313.3 million in the corresponding period of 2020.

•

Online Marketplace and Others Revenues in the second quarter of 2021 were RMB594.3 million ($92.0 million), an increase of 10.0% year-over-year. Data Products delivered revenue growth of 47.1% year-over-year in the second quarter of 2021.

•

Net income attributable to Ordinary Shareholders in the second quarter of 2021 was RMB746.7 million ($115.7 million), compared to RMB824.5 million in the corresponding period of 2020 and net income attributable to Autohome Inc. in the second quarter of 2021 was RMB754.9 million ($116.9 million), compared to RMB824.5 million in the corresponding period of 2020.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in the second quarter of 2021 was RMB790.2 million ($122.4 million), compared to RMB881.0 million in the corresponding period of 2020.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We’re pleased with the improving metrics across our new initiatives in the second quarter, along with margin expansion. Specifically, revenues from our new initiatives increased 10.0% year-over-year and contributed 30.7% to total revenues, compared with 23.4% in the same period of 2020. Our data products maintained its strong growth momentum, generating a revenue increase of 54.7% year-over-year in the first half of the year, thanks to the higher contribution from OEM data products. We are excited to report that with steady operating efficiency improvements, TTP, our online used car auction business, broke even at the operating level for the first time in June, a significant milestone for us. We also made further progress in our cooperation with new energy vehicle (“NEV”) automakers. During the second quarter, revenues from NEV brands jumped 238% year-over-year. Adjusted net margin continued to expand to 40.8%, up 2.7 percentage points year-over-year.”

Mr. Long added, “We maintained our leading position in auto media vertical in terms of traffic, with mobile daily active users increasing 16.1% year-over-year. We’re also exploring new business areas to capture greater market opportunities. We plan to announce our strategic upgrading plans in detail at our upcoming Investor Day on September 15th. Looking ahead, with our strong balance sheet and profitable position and backed by our cooperation with Ping An, we believe we are well positioned to capture new opportunities in strategic growth areas, as we seek to propel long-term sustainable growth.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.4566 on June 30, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Unaudited Second Quarter 2021 Financial Results

Net Revenues

Net revenues in the second quarter of 2021 were RMB1,938.0 million ($300.2 million), compared to RMB2,313.3 million in the corresponding period of 2020.

•

Media services revenues were RMB599.8 million ($92.9 million), compared to RMB932.1 million in the corresponding period of 2020. The decline was primarily due to the decrease in average revenue per automaker advertiser, who adjusted their advertising budgets due to the ongoing global chip shortage.

•

Leads generation services revenues were RMB744.0 million ($115.2 million), compared to RMB841.0 million in the corresponding period of 2020. The decline was primarily due to the decrease in dealer advertising spending.

•

Online marketplace and others revenues increased by 10.0% year-over-year to RMB594.3 million ($92.0 million) from RMB540.2 million in the corresponding period of 2020. The increase was primarily attributable to the consolidation of TTP and the increased contribution from data products.

Cost of Revenues

Cost of revenues was RMB261.6 million ($40.5 million) in the second quarter of 2021, compared to RMB265.2 million in the corresponding period of 2020. In addition, cost of revenues included share-based compensation expenses of RMB5.1 million ($0.8 million) during the second quarter of 2021, compared to RMB6.2 million in the corresponding period of 2020.

Operating Expenses

Operating expenses were RMB1,073.8 million ($166.3 million) in the second quarter of 2021, compared to RMB1,281.3 million in the corresponding period of 2020.

•

Sales and marketing expenses were RMB562.4 million ($87.1 million) in the second quarter of 2021, compared to RMB872.4 million in the corresponding period of 2020, primarily due to a decrease in promotional spending. Sales and marketing expenses for the second quarter of 2021 included share-based compensation expenses of RMB10.8 million ($1.7 million), compared to RMB9.3 million in the corresponding period of 2020.

•

General and administrative expenses were RMB176.8 million ($27.4 million) in the second quarter of 2021, compared to RMB82.5 million in the corresponding period of 2020. The increase was primarily attributable to the consolidation of TTP and bad debt provisions related to certain advertising customers. General and administrative expenses for the second quarter of 2021 included share-based compensation expenses of RMB10.2 million ($1.6 million), compared to RMB15.2 million in the corresponding period of 2020.

•

Product development expenses were RMB334.7 million ($51.8 million) in the second quarter of 2021, compared to RMB326.4 million in the corresponding period of 2020. Product development expenses for the second quarter of 2021 included share-based compensation expenses of RMB18.8 million ($2.9 million), compared to RMB24.8 million in the corresponding period of 2020.

Operating Profit

Operating profit was RMB673.0 million ($104.2 million) in the second quarter of 2021, compared to RMB870.7 million in the corresponding period of 2020.

Income Tax Expense

There was an income tax expense of RMB70.2 million ($10.9 million) in the second quarter of 2021, compared to RMB174.4 million in the corresponding period of 2020.

Net Income attributable to Autohome Inc.

Net income attributable to Autohome Inc. was RMB754.9 million ($116.9 million) in the second quarter of 2021, compared with RMB824.5 million in the corresponding period of 2020.

Net income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB746.7 million ($115.7 million) in the second quarter of 2021, compared to RMB824.5 million in the corresponding period of 2020. Basic and diluted earnings per share (“EPS”) were RMB1.48 ($0.23) and RMB1.48 ($0.23), respectively, as compared to basic and diluted EPS of RMB1.73 and RMB1.72, respectively, in the corresponding period of 2020. Basic and diluted earnings per ADS were RMB5.92 ($0.92) and RMB5.91 ($0.92), respectively, as compared to basic and diluted earnings per ADS of RMB6.92 and RMB6.89, respectively, in the corresponding period of 2020.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome Inc. (Non-GAAP) was RMB790.2 million ($122.4 million) in the second quarter of 2021, compared to RMB881.0 million in the corresponding period of 2020. Non-GAAP basic and diluted EPS were RMB1.57 ($0.24) and RMB1.56 ($0.24), respectively, compared to non-GAAP basic and diluted EPS of RMB1.85 and RMB1.84 respectively, in the corresponding period of 2020. Non-GAAP basic and diluted earnings per ADS were RMB6.27 ($0.97) and RMB6.26 ($0.97), respectively, compared to non-GAAP basic and diluted earnings per ADS of RMB7.39 and RMB7.36, respectively, in the corresponding period of 2020.

Balance Sheet and Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents and short-term investments of RMB18.43 billion ($2.85 billion). Net cash provided by operating activities in the second quarter of 2021 was RMB580.8 million ($90.0 million).

Employees

The Company had 6,267 employees as of June 30, 2021, including 2,471 employees from TTP.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, August 25, 2021 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland, China:	8009-880-563/ 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	10698223#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until September 1, 2021:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319341001#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses, amortization expenses of acquired intangible assets of Cheerbright, China Topside and Norstar, and certain noncontrolling interests adjustments for TTP (which for the first time starting in the first quarter of 2021 included interest income related to convertible bond investment to TTP, which is eliminated in consolidation). We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted net margin as Adjusted Net Income attributable to Autohome Inc. divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets, and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2020	2021		2020	2021
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues:
Media services	932,078	599,812	92,899	1,498,388	1,204,636	186,574
Leads generation services	841,020	743,953	115,224	1,511,479	1,441,587	223,273
Online marketplace and others	540,170	594,278	92,042	850,030	1,133,401	175,541

Total net revenues	2,313,268	1,938,043	300,165	3,859,897	3,779,624	585,388

Cost of revenues	(265,217)	(261,587)	(40,515)	(443,079)	(504,710)	(78,170)

Gross profit	2,048,051	1,676,456	259,650	3,416,818	3,274,914	507,218

Operating expenses:
Sales and marketing expenses	(872,426)	(562,362)	(87,099)	(1,396,647)	(1,244,995)	(192,825)
General and administrative expenses	(82,482)	(176,782)	(27,380)	(171,634)	(305,407)	(47,302)
Product development expenses	(326,385)	(334,662)	(51,833)	(618,323)	(639,213)	(99,001)

Total operating expenses	(1,281,293)	(1,073,806)	(166,312)	(2,186,604)	(2,189,615)	(339,128)

Other income, net	103,991	70,337	10,894	226,462	154,322	23,901

Operating profit	870,749	672,987	104,232	1,456,676	1,239,621	191,991

Interest income	128,869	138,859	21,506	266,260	268,562	41,595
Loss from equity method investments	(360)	(763)	(118)	(1,815)	(960)	(149)
Fair value change of other non-current assets	—	—	—	(9,116)	—	—

Income before income taxes	999,258	811,083	125,620	1,712,005	1,507,223	233,437

Income tax expense	(174,430)	(70,216)	(10,875)	(299,914)	(135,249)	(20,947)

Net income	824,828	740,867	114,745	1,412,091	1,371,974	212,490

Net loss attributable to noncontrolling interests	(351)	14,073	2,180	(435)	87,255	13,514

Net income attributable to Autohome Inc.	824,477	754,940	116,925	1,411,656	1,459,229	226,004

Accretion of mezzanine equity	—	(29,218)	(4,525)	—	(356,291)	(55,182)
Accretion attributable to noncontrolling interests	—	20,984	3,250	—	277,567	42,990

Net income attributable to ordinary shareholders	824,477	746,706	115,650	1,411,656	1,380,505	213,812

Earnings per share for ordinary share
Basic	1.73	1.48	0.23	2.96	2.79	0.43
Diluted	1.72	1.48	0.23	2.95	2.79	0.43
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	6.92	5.92	0.92	11.85	11.18	1.73
Diluted	6.89	5.91	0.92	11.79	11.15	1.73

Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	476,641,792	504,293,912	504,293,912	476,459,072	493,953,692	493,953,692
Diluted	478,985,592	505,183,728	505,183,728	478,787,248	495,253,000	495,253,000

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	824,477	754,940	116,925	1,411,656	1,459,229	226,004
Plus: income tax expense	174,430	72,198	11,182	299,914	137,231	21,254
Plus: depreciation of property and equipment	38,289	53,816	8,335	70,694	104,510	16,187
Plus: amortization of intangible assets	2,921	8,307	1,287	6,151	11,276	1,746

EBITDA	1,040,117	889,261	137,729	1,788,415	1,712,246	265,191

Plus: share-based compensation expenses	55,420	44,966	6,964	113,277	98,803	15,303

Adjusted EBITDA	1,095,537	934,227	144,693	1,901,692	1,811,049	280,494

Net income attributable to Autohome Inc.	824,477	754,940	116,925	1,411,656	1,459,229	226,004
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	176	2,278	2,278	353
Plus: share-based compensation expenses	55,420	44,966	6,964	113,277	98,803	15,303
Minus: certain noncontrolling interests adjustments for TTP	—	(10,826)	(1,677)	—	(35,196)	(5,451)

Adjusted net income attributable to Autohome Inc.	881,036	790,219	122,388	1,527,211	1,525,114	236,209

Non-GAAP earnings per share for ordinary shares
Basic	1.85	1.57	0.24	3.21	3.09	0.48
Diluted	1.84	1.56	0.24	3.19	3.08	0.48
Non-GAAP earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	7.39	6.27	0.97	12.82	12.35	1.91
Diluted	7.36	6.26	0.97	12.76	12.32	1.91

Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	476,641,792	504,293,912	504,293,912	476,459,072	493,953,692	493,953,692
Diluted	478,985,592	505,183,728	505,183,728	478,787,248	495,253,000	495,253,000

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,751,222	2,629,817	407,307
Restricted Cash	—	86,976	13,471
Short-term investments	12,878,176	15,796,359	2,446,544
Accounts receivable, net	3,124,197	2,330,359	360,927
Amounts due from related parties, current	47,303	26,584	4,117
Prepaid expenses and other current assets	563,182	782,968	121,266

Total current assets	18,364,080	21,653,063	3,353,632

Non-current assets
Restricted cash, non-current	17,926	6,985	1,082
Property and equipment, net	410,081	413,576	64,055
Goodwill and intangible assets, net	4,511,812	4,469,312	692,208
Long-term investments	70,418	69,458	10,758
Deferred tax assets	79,661	79,399	12,297
Other non-current assets	276,867	233,678	36,192

Total non-current assets	5,366,765	5,272,408	816,592

Total assets	23,730,845	26,925,471	4,170,224

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,577,709	1,717,322	265,978
Advance from customers	127,235	109,265	16,923
Deferred revenue	1,315,667	1,060,037	164,179
Income tax payable	85,177	187,067	28,973
Amounts due to related parties	79,895	37,680	5,836
Other current liabilities	—	14,247	2,207

Total current liabilities	4,185,683	3,125,618	484,096

Non-current liabilities
Other liabilities	104,861	65,167	10,093
Deferred tax liabilities	631,509	583,490	90,371

Total non-current liabilities	736,370	648,657	100,464

Total liabilities	4,922,053	3,774,275	584,560

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,056,237	1,412,528	218,773

EQUITY
Total Autohome Inc. shareholders’ equity	17,625,734	21,976,669	3,403,753
Noncontrolling interests	126,821	(238,001)	(36,862)

Total equity	17,752,555	21,738,668	3,366,891

Total liabilities, mezzanine equity and equity	23,730,845	26,925,471	4,170,224